

16014677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Processing Section
FEB 29 2016
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LiquidityEdge LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, Suite 1050
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Rutter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LiquidityEdge LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Rita R. Day, Notary Public
Brentwood Boro, Allegheny County
My Commission Expires March 29, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
LiquidityEdge LLC and Subsidiary

We have audited the accompanying consolidated balance sheet of LiquidityEdge LLC and Subsidiary as of December 31, 2015. This consolidated financial statement is the responsibility of LiquidityEdge LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of LiquidityEdge LLC and Subsidiary as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 26, 2016

LiquidityEdge LLC and Subsidiary
Consolidated Balance Sheet
December 31, 2015

ASSETS

ASSETS		
Cash	$	130,209
Cash in centralized registration depository account		1,091
Unbilled commissions receivable		12,600
Employee advance		5,417
Prepaid expenses		12,856
Fixed assets, net of accumulated depreciation of $2,957		62,621
Security deposits		316
TOTAL ASSETS	$	225,110

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	102,588
Commissions payable		4,410
Payroll liabilities		880
TOTAL LIABILITIES		107,878
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		
MEMBERS' EQUITY		117,232
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	225,110

See Independent Auditor's Report and notes to the consolidated balance sheet.

LiquidityEdge LLC and Subsidiary
Notes to the Consolidated Balance Sheet
For the Year Ended December 31, 2015

NOTE 1 – NATURE OF OPERATIONS

LiquidityEdge LLC (the "Parent") is incorporated in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). LiquidityEdge LLC owns 100% of LiquidityEdge UK Ltd. (collectively the "Company). The Company was founded by David E. Rutter, managing member of the majority partner. The Company is a user defined U.S. Treasury trading market place. The platform used by the Company facilitates fully disclosed relationship based trading. The Company received approval of the regulatory authorities in June 2015 and began processing transactions in November 2015.

LiquidityEdge UK Ltd. (the wholly-owned "Subsidiary") is currently seeking regulatory approval for trading from the Financial Conduct Authority.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated balance sheet has been prepared on the accrual basis of accounting and include the accounts of the Parent and the Subsidiary. All significant intercompany transactions and account balances have been eliminated in consolidation. The Parent paid for all the subsidiary expenses and were converted at the spot rate of the date of the transaction.

Accounts and Unbilled Receivables

The Company grants credit to customers, substantially all of whom are banks and other financial companies. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. No allowance for doubtful accounts was considered necessary at December 31, 2015. The Company did not have any accounts receivable at year-end as all the revenue was unbilled.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for renewals and betterments which extend the life of the assets are capitalized. Repairs and maintenance items are charged to expense as incurred. Gain and loss on the retirement or disposal of assets is included in operations in the year of disposal.

The composition of fixed assets for the year ended December 31, 2015 include $22,068 of leasehold improvements, $25,000 of software, $7,996 of furniture and office equipment and $10,514 of computer equipment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are being amortized over the length of the leases. Depreciation and amortization charged to operations for the year ended December 31, 2015 was $2,957.

Revenue Recognition

Commission revenues are recognized on a trade-date basis and are based on the historical production level of trading for various products.

Advertising

All advertising costs are expensed as incurred.

Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated balance sheet.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements. The Company commenced operations in 2014 and, therefore, the Company believes all its returns are still subject to examination by the taxing authorities.

Use of Estimates in the Preparation of Consolidated Financial Statement

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATIONS

The Company places its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with high quality financial institutions and attempts to limit the amount of credit exposure with any one institution.

LiquidityEdge LLC and Subsidiary
Notes to the Consolidated Balance Sheet
For the Year Ended December 31, 2015

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with R3CEV, LLC ("R3CEV"), a member of the Company, and Distributed Ledger Group, LLC, ("DLG"), a subsidiary of R3CEV. The terms of the expense sharing agreement are that for any expenses paid on behalf of the Company and the subsidiary, such as salaries and rent are to be repaid to R3CEV and DLG at cost. Expenses included in the expense sharing agreement include salaries, payroll taxes and rent as described in Note 5 below. Of the amounts included in accounts payable as of December 31, 2015, $31,867 is payable to DLG and $11,723 is payable to R3CEV.

NOTE 5 – OPERATING LEASE

R3CEV has entered into a lease agreement for office space and a corporate apartment. The Company pays R3CEV rent for the corporate office and corporate apartment based upon the expense sharing agreement noted in Note 4 above. The office is allocated based upon actual headcount and the corporate apartment rent is allocated based upon out-of-town usage and is to be reviewed quarterly. Under the current expense sharing agreement for the year ended December 31, 2015, the Company is responsible for paying 30% of the rent for the corporate office and 5% of the rent for the corporate apartment. The lease for the office space expires in November 2020 and the lease for the corporate apartment expires in October 2016. In addition, there is a service agreement for office space in London for the Subsidiary. This is on a month-to-month basis.

Minimum future lease payments for R3CEV for the corporate office for the five years subsequent to December 31, 2015, and in the aggregate are as follows:

Years Ending December 31,	Total	Corporate Office	30% Allocation to the Company
2016	$ 339,405	$ 261,081	$ 78,324
2017	349,587	268,913	80,674
2018	360,075	276,981	83,094
2019	370,877	285,290	85,587
2020	316,753	243,656	73,097
	$ 1,736,697	$ 1,335,921	$ 400,776

Based upon the current expense sharing agreement, the Company would be responsible for 30% of the minimum future lease payments for the corporate office and 5% of the minimum future lease payments for the corporate apartment. The Company's 5% allocation of the minimum future lease payments for the corporate apartment for the year ended December 31, 2016 is $68,365.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2015, the Company had net capital of $22,331, which was $8,846 in excess of its required net capital of $13,485.

NOTE 7 – STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at any time during the year ended December 31, 2015; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

NOTE 8 – SUPPLEMENTAL SCHEDULES REQUIRED UNDER RULE 15C3-3

The Company claims exemption (k)(2)(ii) from Rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in a non-carrying broker dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore, the following schedules required under Rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3.

NOTE 9 - REVENUE SHARING AGREEMENT

The Company has entered into a revenue sharing agreement with a large financial institution to white label the trading platform developed by the financial institution. The institution will also provide technology support to the Company. The agreement is tiered based upon aggregate revenues.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2016, the date the consolidated balance sheet was available to be issued. At some time during January 2016, the Company did not meet the Net Capital Requirement. Upon discovery of the net capital shortfall, the Company made a capital call, which brought the Company's net capital above its minimum net capital requirement. The Company has implemented additional safeguards and internal control policies to ensure ongoing compliance with the Net Capital Requirement.

LiquidityEdge LLC and Subsidiary

Consolidated Balance Sheet
For the Year Ended December 31, 2015

LiquidityEdge LLC and Subsidiary
Index to the Consolidated Balance Sheet
For the Year Ended December 31, 2015

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